EXHIBIT 23.01


              CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


The Board of Directors and Stockholders
Integrated Health Services, Inc.

We consent to the use of our reports included herein and to the reference to our firm under the heading "Experts" in the prospectus.

Our report dated March 24, 1997 refers to changes in accounting methods, in 1995, to adopt Statement of Financial Accounting Standards No. 121 relating to impairment of long-lived assets and, in 1996, from deferring and amortizing pre-opening costs of medical specialty units to recording them as expenses when incurred. Our report dated October 17, 1996 contains an explanatory paragraph regarding the uncertainty with respect to certain contingent payments which may be payable under a settlement agreement with the Health Care Financing Administration.

                            /s/ KPMG Peat Marwick LLP



Baltimore, Maryland
September 24, 1997